

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05045874

February 23, 2005

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2005

Re: Qwest Communications International Inc.
Incoming letter dated January 13, 2005

Dear Mr. Lane:

This is in response to your letters dated January 13, 2005 and January 19, 2005 concerning the shareholder proposal submitted to Qwest by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
blane@gibsondunn.com

January 13, 2005

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Gerald R. Armstrong*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from Gerald R. Armstrong (the "Proponent"). The Proposal requests that the Company's Board of Directors "take those steps necessary, at the earliest possible time, to allow shareholders the right to ratify, by voting upon, the appointment of the Independent Certified Public Accountants made by the Board fo [sic] Directors, or its audit committee, in ensuing annual meetings." The Proposal, which the Company received on November 9, 2004, and all related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Alternatively, should the Staff not concur, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations. Please note that the Company is submitting this request only after the Proponent declined to withdraw the Proposal in response to a Company letter dated December 21, 2004 informing him of the Company's agreement to seek future ratification of the Company's independent auditors. *See* Exhibit B.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal.

A stockholder proposal may be properly excluded pursuant to Rule 14a-8(i)(10) "[i]f the company has already substantially implemented the proposal." A policy substantially in the form set forth below will be presented shortly to the Company's Board of Directors for approval (the "Qwest Policy").[1]

> RESOLVED, that the Audit Committee's appointment of the independent auditor of the Company shall be submitted to shareholders for ratification at future annual meetings of the Company's shareholders, including the annual meeting scheduled for May 2005.

Upon adoption of the Qwest Policy, we believe that the Company will have substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2005 Proxy Materials. In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only

---

[1] We note the Company's representation to us that the Board of Directors informally agreed in June 2004 to seek future shareholder ratification of the Company's independent auditors. The Board will consider the Qwest Policy as a formal resolution, and we will advise the Staff supplementally upon the adoption of the Qwest Policy.

consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[2] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

As noted above, the Proposal requests that the Board "take those steps necessary, at the earliest possible time, to allow shareholders the right to ratify, by voting upon, the appointment of the Independent Certified Public Accountants made by the Board fo [sic] Directors, or its audit committee, in ensuing annual meetings." The Qwest Policy does exactly what the Proposal requests: it constitutes the necessary Board action to have the Audit Committee's appointment of the Company's independent auditors considered by the Company's stockholders at the Company's next annual meeting and beyond. Thus, we believe that, upon formal adoption of the Qwest Policy, the Proposal will be excludable under Rule 14a-8(i)(10) because the Company will have substantially implemented it.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(7) because the

---

[2] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

Proposal deals with matters related to the Company's ordinary business operations. In recent no-action letters, the Staff has concurred that proposals calling for shareholder selection or approval of a company's outside auditor (just as the Proposal does) may be excluded under Rule 14a-8(i)(7) as involving a company's ordinary business operations. *See, e.g., Wendy's International Inc.* (avail. Jan. 29, 2004) (proposal requesting that the board of directors adopt a policy that the company's independent auditor be submitted to shareholder ratification); *Fleetwood Enterprises, Inc.* (avail. Apr. 24, 2002) (proposal requesting that the company select its independent auditor annually by shareholder vote); *SONICblue Inc.* (avail. Mar. 23, 2001) (proposal requesting that the company select its independent auditor annually by shareholder vote); and *Excalibur Technologies Corporation* (avail. May 4, 1998) (proposal requesting that the appointment of independent auditors be subject to stockholder approval).

In addition, in numerous no-action letters the Staff has agreed that the method of selecting independent auditors is a matter relating to a company's ordinary business operations, and proposals dealing with such matters may be excluded under Rule 14a-8(i)(7). *See, e.g., Allstate Corporation* (avail. Feb. 5, 2003) (proposal related to the company hiring of a new auditing firm every four years); *WGL Holdings, Inc.* (avail. Dec. 6, 2002) (proposal related to company changing its auditors at least every five years); *ConAgra Foods, Inc.* (avail. May 8, 2002) (proposal calling for the hiring of a new auditing firm every four years); *Community Bancshares, Inc.* (avail. Mar. 15, 1999) (proposal requesting that the company's bylaws be amended to require its independent auditors be a regional or national certified accounting firm and be selected by an independent audit committee); *LTV Corp.* (avail. Dec. 22, 1997) (proposal requesting that the board disclose certain financial information regarding the company's auditors in the proxy statement); *Occidental Petroleum Corporation* (avail. Dec. 11, 1997) (proposal requesting that the board provide information regarding the financial capacity of the company's independent auditors to pay claims for malpractice, negligence and fraud); and *Transamerica Corporation* (avail. Mar. 8, 1996) (proposal requiring rotation of auditors every four years).

We believe that, consistent with the Staff's positions in the letters cited above, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the subject of the Proposal relates to the Company's ordinary business operations in selecting the Company's independent auditor.

* * *

For the reasons set forth above, the Company respectfully requests that the Staff concur with our view that the Company may omit the Proposal from the 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,



Brian J. Lane

Attachments

cc: Stephen E. Brilz, Qwest Communications International, Inc.
Gerald R. Armstrong

70305586_1.DOC

EXHIBIT A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 5, 2004

Mr. Richard N. Baer,
Corporate Secretary
QWEST COMMUNICATIONS INTERNATIONAL, INC.
1801 California Street
Denver, Colorado 80202

Dear Mr. Baer

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of QWEST COMMUNICATIONS INTERNATIONAL, INC., at the coming annual meeting in 2005, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 3,134 shares in my own name and shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

Certified Mail No. 7003 1010 0002 6392 9254

RESOLUTION

That the shareholders of QWEST COMMUNICATIONS INTERNATIONAL, INC. request its Board of Directors to take those steps necessary, at the earliest possible time, to allow shareholders the right to ratify, by voting upon, the appointment of the Independent Certified Public Accountants made by the Board fo Directors, or its audit committe, in ensuing annual meetings.

STATEMENT

Like Enron, the former independent certified public accountants responsible for the audits of the financial statements of QWEST COMMUNICATIONS INTERNATIONAL, INC. is the firm of Arthur Andersen LLP.

Clearly, the needed transparency for QWEST'S financial reporting has not happened as QWEST'S Board is denying its shareholders a very reasonable control upon the Board, or its audit committee, for the selection of its accountants and a system for establishing its independence from the members of the board of directors and management.

And, in the era following the collapse of Enron and the disastrous financial misfortunes at QWEST, a greater transparency should be present for the shareholders who have placed their capital at risk.

Although regulations require that either the Board of Directors, or its audit committee select the firm of certified public accountants, there is no prohibition against placing that selection before the shareholders for ratification.

Auditing practices and standards apparently vary so greatly that the practices are not consistent even within the same firm.

Currently, QWEST'S financial statements are audited by KPMG LLP, certified public accountants, which is a defendant in many lawsuits and subject to many regulatory actions.

It is interesting to note that one of the members of QWEST'S board, has served as a paid director of the Enron affiliate, NewPower.

If you agree that greater independence of the certified public accountants can be beneficial to shareholders, please vote FOR this proposal.

EXHIBIT B

Qwest
1801 California, Suite 5100
Denver, CO 80202
(303) 992-6244
Facsimile (303) 296-2782
stephen.brilz@qwest.com

Stephen Brilz
VP-Deputy General Counsel


Qwest
Spirit of Service™

<u>**VIA UPS NEXT DAY AIR**</u>

December 21, 2004

Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227

Re: Qwest Communications International Inc. Stockholder Proposal

Dear Mr. Armstrong:

Qwest Communications International Inc. (the "Company") respectfully requests that you withdraw the attached stockholder proposal received by the Company on or about November 9, 2004 because the Company has already substantially implemented the proposal. Earlier this year, the Company's Board of Directors agreed to submit to stockholders at all future annual meetings, including the 2005 annual meeting, a management proposal asking stockholders to ratify the appointment of the Company's independent registered public accounting firm. The Company requests that you withdraw your proposal in writing on or before January 5, 2005. If you have not withdrawn your proposal by January 5, 2005, the Company intends to request, in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, the concurrence of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission that it will not recommend any enforcement action if the Company excludes your proposal from its proxy materials for its 2005 annual stockholders meeting.

Please do not hesitate to contact the undersigned at (303) 992-6244 if you would like to discuss this matter further.

Sincerely,

Stephen E. Brilz
Deputy General Counsel

Enclosure

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

January 19, 2004

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Qwest Communications International Inc.*
Supplemental Letter regarding
Stockholder Proposal of Gerald R. Armstrong
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff Division of Corporation Finance (the "Staff") on behalf of Qwest Communications International Inc., a Delaware corporation (the "Company"). The Company submitted a request for no-action relief to the Staff on January 13, 2005 regarding a stockholder proposal and a statement in support thereof (the "Proposal") received from Gerald R. Armstrong (the "Proponent"). The Proposal requests that the Company's Board of Directors "take those steps necessary, at the earliest possible time, to allow shareholders the right to ratify, by voting upon, the appointment of the Independent Certified Public Accountants made by the Board fo [sic] Directors, or its audit committee, in ensuing annual meetings."

In the Company's letter of January 13, 2005, a copy of which is attached hereto as Exhibit A, the Company indicated that its Board would be asked to approve a policy substantially implementing the Proposal. This letter is being submitted to inform the Staff that the Company's Board unanimously approved the policy of the Company attached hereto as Exhibit B in its meeting on January 17, 2005, in substantially the form set forth in our January 13, 2005 letter. As discussed in our January 13, 2005 letter, we believe that this policy substantially implements the Proposal. Therefore, on behalf of our client we renew our request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(i)(10).

If the staff of the Division has any questions or comments regarding this letter or the filing, please contact me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponent.

Sincerely,



Brian J. Lane

Attachments

cc: Stephen E. Brilz, Qwest Communications International, Inc.
Gerald R. Armstrong

70307019_1.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
blane@gibsondunn.com

January 13, 2005

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Gerald R. Armstrong*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from Gerald R. Armstrong (the "Proponent"). The Proposal requests that the Company's Board of Directors "take those steps necessary, at the earliest possible time, to allow shareholders the right to ratify, by voting upon, the appointment of the Independent Certified Public Accountants made by the Board fo [sic] Directors, or its audit committee, in ensuing annual meetings." The Proposal, which the Company received on November 9, 2004, and all related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Alternatively, should the Staff not concur, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations. Please note that the Company is submitting this request only after the Proponent declined to withdraw the Proposal in response to a Company letter dated December 21, 2004 informing him of the Company's agreement to seek future ratification of the Company's independent auditors. *See* Exhibit B.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal.

A stockholder proposal may be properly excluded pursuant to Rule 14a-8(i)(10) "[i]f the company has already substantially implemented the proposal." A policy substantially in the form set forth below will be presented shortly to the Company's Board of Directors for approval (the "Qwest Policy").[1]

> RESOLVED, that the Audit Committee's appointment of the independent auditor of the Company shall be submitted to shareholders for ratification at future annual meetings of the Company's shareholders, including the annual meeting scheduled for May 2005.

Upon adoption of the Qwest Policy, we believe that the Company will have substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2005 Proxy Materials. In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only

---

[1] We note the Company's representation to us that the Board of Directors informally agreed in June 2004 to seek future shareholder ratification of the Company's independent auditors. The Board will consider the Qwest Policy as a formal resolution, and we will advise the Staff supplementally upon the adoption of the Qwest Policy.

consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[2] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

As noted above, the Proposal requests that the Board "take those steps necessary, at the earliest possible time, to allow shareholders the right to ratify, by voting upon, the appointment of the Independent Certified Public Accountants made by the Board fo [sic] Directors, or its audit committee, in ensuing annual meetings." The Qwest Policy does exactly what the Proposal requests: it constitutes the necessary Board action to have the Audit Committee's appointment of the Company's independent auditors considered by the Company's stockholders at the Company's next annual meeting and beyond. Thus, we believe that, upon formal adoption of the Qwest Policy, the Proposal will be excludable under Rule 14a-8(i)(10) because the Company will have substantially implemented it.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(7) because the

---

[2] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

Proposal deals with matters related to the Company's ordinary business operations. In recent no-action letters, the Staff has concurred that proposals calling for shareholder selection or approval of a company's outside auditor (just as the Proposal does) may be excluded under Rule 14a-8(i)(7) as involving a company's ordinary business operations. *See, e.g., Wendy's International Inc.* (avail. Jan. 29, 2004) (proposal requesting that the board of directors adopt a policy that the company's independent auditor be submitted to shareholder ratification); *Fleetwood Enterprises, Inc.* (avail. Apr. 24, 2002) (proposal requesting that the company select its independent auditor annually by shareholder vote); *SONICblue Inc.* (avail. Mar. 23, 2001) (proposal requesting that the company select its independent auditor annually by shareholder vote); and *Excalibur Technologies Corporation* (avail. May 4, 1998) (proposal requesting that the appointment of independent auditors be subject to stockholder approval).

In addition, in numerous no-action letters the Staff has agreed that the method of selecting independent auditors is a matter relating to a company's ordinary business operations, and proposals dealing with such matters may be excluded under Rule 14a-8(i)(7). *See, e.g., Allstate Corporation* (avail. Feb. 5, 2003) (proposal related to the company hiring of a new auditing firm every four years); *WGL Holdings, Inc.* (avail. Dec. 6, 2002) (proposal related to company changing its auditors at least every five years); *ConAgra Foods, Inc.* (avail. May 8, 2002) (proposal calling for the hiring of a new auditing firm every four years); *Community Bancshares, Inc.* (avail. Mar. 15, 1999) (proposal requesting that the company's bylaws be amended to require its independent auditors be a regional or national certified accounting firm and be selected by an independent audit committee); *LTV Corp.* (avail. Dec. 22, 1997) (proposal requesting that the board disclose certain financial information regarding the company's auditors in the proxy statement); *Occidental Petroleum Corporation* (avail. Dec. 11, 1997) (proposal requesting that the board provide information regarding the financial capacity of the company's independent auditors to pay claims for malpractice, negligence and fraud); and *Transamerica Corporation* (avail. Mar. 8, 1996) (proposal requiring rotation of auditors every four years).

We believe that, consistent with the Staff's positions in the letters cited above, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the subject of the Proposal relates to the Company's ordinary business operations in selecting the Company's independent auditor.

* * *

For the reasons set forth above, the Company respectfully requests that the Staff concur with our view that the Company may omit the Proposal from the 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,



Brian J. Lane

Attachments

cc: Stephen E. Brilz, Qwest Communications International, Inc.
Gerald R. Armstrong

70305586_1.DOC

EXHIBIT A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 5, 2004

Mr. Richard N. Baer,
Corporate Secretary
QWEST COMMUNICATIONS INTERNATIONAL, INC.
1801 California Street
Denver, Colorado 80202

Dear Mr. Baer

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of QWEST COMMUNICATIONS INTERNATIONAL, INC., at the coming annual meeting in 2005, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 3,134 shares in my own name and shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

Certified Mail No. 7003 1010 0002 6392 9254

EXHIBIT B

Qwest
1801 California, Suite 5100
Denver, CO 80202
(303) 992-6244
Facsimile (303) 296-2782
stephen.brilz@qwest.com

Stephen Brilz
VP-Deputy General Counsel


Qwest
Spirit of Service™

VIA UPS NEXT DAY AIR

December 21, 2004

Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227

Re: Qwest Communications International Inc. Stockholder Proposal

Dear Mr. Armstrong:

Qwest Communications International Inc. (the "Company") respectfully requests that you withdraw the attached stockholder proposal received by the Company on or about November 9, 2004 because the Company has already substantially implemented the proposal. Earlier this year, the Company's Board of Directors agreed to submit to stockholders at all future annual meetings, including the 2005 annual meeting, a management proposal asking stockholders to ratify the appointment of the Company's independent registered public accounting firm. The Company requests that you withdraw your proposal in writing on or before January 5, 2005. If you have not withdrawn your proposal by January 5, 2005, the Company intends to request, in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, the concurrence of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission that it will not recommend any enforcement action if the Company excludes your proposal from its proxy materials for its 2005 annual stockholders meeting.

Please do not hesitate to contact the undersigned at (303) 992-6244 if you would like to discuss this matter further.

Sincerely,

Stephen E. Brilz
Deputy General Counsel

Enclosure

EXHIBIT B

RESOLVED, that the Audit Committee's appointment of the independent auditor of the Company shall be submitted to shareholders for ratification at future annual meetings of the Company's shareholders, including the annual meeting scheduled for May 2005; and it is

FURTHER RESOLVED, that the following policy regarding recovery of performance-based compensation be, and it hereby is, adopted, to apply prospectively from the date hereof:

In the event of a substantial restatement of previously issued financial statements by Qwest Communications International Inc. (the "Company"), the Company's Board of Directors (the "Board") will review all performance-based compensation awarded to the Company's senior executive officers that is attributable to performance during the time period(s) restated. In reviewing the restatement and the performance-based compensation, the Board, or a committee thereof, will determine whether the restated results would have resulted in the same performance-based compensation for the senior executive officers. If not, the Board, or a committee thereof, will consider the following:

- Whether the restatement was the result of misconduct on the part of any senior executive officer;

- The additional amount of compensation paid to any senior executive officer as a result of the previously issued financial statements;

- The best interests of the Company in the circumstances: and any other legal or other facts or circumstances that the Board deems appropriate for consideration in the exercise of its fiduciary obligations to the Company and its shareholders.

Following such consideration, if the Board or a committee thereof deems that any senior executive officer was improperly compensated as the result of the restatement and that it is in the best interests of the Company that it recover the performance-based compensation paid to such senior executive officer , the Board will pursue all reasonable legal remedies to recover the performance-based compensation in question.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Qwest Communications International Inc.
Incoming letter dated January 13, 2005

The proposal requests that the board of directors take the steps necessary to allow shareholders the right to ratify the appointment of Qwest's independent auditor.

There appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(i)(7), as relating to Qwest's ordinary business operations (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Qwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Qwest relies.

Sincerely,



Kurt K. Murao
Attorney-Advisor